Filed Pursuant to Rule 433
File No. 333-251124

FINAL TERM SHEET

Dated April 12, 2023

WALMART INC.

$750,000,000 4.000% Notes Due 2026

$750,000,000 3.900% Notes Due 2028

$500,000,000 4.000% Notes Due 2030

$1,500,000,000 4.100% Notes Due 2033

$1,500,000,000 4.500% Notes Due 2053

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Title of Securities:	4.000% Notes Due 2026 (“2026 Notes”)

3.900% Notes Due 2028 (“2028 Notes”)

4.000% Notes Due 2030 (“2030 Notes”)

4.100% Notes Due 2033 (“2033 Notes”)

4.500% Notes Due 2053 (“2053 Notes” and, collectively with the 2026 Notes, 2028 Notes, 2030 Notes and 2033 Notes, the “Notes”)

Aggregate Principal Amount:	$750,000,000 (2026 Notes)
$750,000,000 (2028 Notes)
$500,000,000 (2030 Notes)
$1,500,000,000 (2033 Notes)
$1,500,000,000 (2053 Notes)

Issue Price (Price to Public):

99.956% of aggregate principal amount (2026 Notes)

99.816% of aggregate principal amount (2028 Notes)

99.807% of aggregate principal amount (2030 Notes)

100.000% of aggregate principal amount (2033 Notes)

99.723% of aggregate principal amount (2053 Notes)

Maturity Date:	April 15, 2026 (2026 Notes) April 15, 2028 (2028 Notes) April 15, 2030 (2030 Notes) April 15, 2033 (2033 Notes) April 15, 2053 (2053 Notes)

Coupon (Interest Rate):	4.000% (2026 Notes)
3.900% (2028 Notes) 4.000% (2030 Notes) 4.100% (2033 Notes) 4.500% (2053 Notes)

Benchmark Treasury:

UST 4.625% due March 15, 2026 (2026 Notes)

UST 3.625% due March 31, 2028 (2028 Notes)

UST 3.625% due March 31, 2030 (2030 Notes)

UST 3.500% due February 15, 2033 (2033 Notes)

UST 4.000% due November 15, 2052 (2053 Notes)

Spread to Benchmark Treasury:	+30 basis points (2026 Notes)
+47 basis points (2028 Notes)
+60 basis points (2030 Notes)
+70 basis points (2033 Notes)
+90 basis points (2053 Notes)

Benchmark Treasury
Price and Yield:	102-15 3/4; 3.716% (2026 Notes)
100-22 1/4; 3.471% (2028 Notes) 101-06; 3.432% (2030 Notes) 100-26+; 3.400% (2033 Notes) 106-29+; 3.617% (2053 Notes)

Yield to Maturity:	4.016% (2026 Notes)
3.941% (2028 Notes) 4.032% (2030 Notes) 4.100% (2033 Notes) 4.517% (2053 Notes)

Interest Payment Dates:	Interest will accrue from April 18, 2023.

Interest on the 2026 Notes will be payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2023.

Interest on the 2028 Notes will be payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2023.

Interest on the 2030 Notes will be payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2023.

Interest on the 2033 Notes will be payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2023.

Interest on the 2053 Notes will be payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2023.

Interest Payment Record Dates:	In the case of the 2026 Notes, April 1 and October 1 of each year.

In the case of the 2028 Notes, April 1 and October 1 of each year.

In the case of the 2030 Notes, April 1 and October 1 of each year.

In the case of the 2033 Notes, April 1 and October 1 of each year.

In the case of the 2053 Notes, April 1 and October 1 of each year.

Day Count Convention:	30/360 (2026 Notes)
30/360 (2028 Notes) 30/360 (2030 Notes) 30/360 (2033 Notes) 30/360 (2053 Notes)

Optional Redemption Provisions:	Walmart may redeem the Notes of any series, at its option and, as to each series of Notes, in whole or in part, at any time and from time to time, prior to the applicable Par Call Date (as defined below), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

• (a) the sum of the present values of the Remaining Scheduled Payments (as defined below) less (b) interest accrued to, but excluding, the redemption date, and

• 100% of the principal amount of the Notes to be redeemed,

plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, we may redeem the 2026 Notes, the 2028 Notes, the 2030 Notes, the 2033 Notes and the 2053 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest on the Notes of each such series to be redeemed to, but excluding, the redemption date.

“Par Call Date” means, in the case of the 2026 Notes, March 15, 2026 (the date that is one month prior to the maturity date of such Notes), in the case of the 2028 Notes, March 15, 2028 (the date that is one month prior to the maturity date of such Notes), in the case of the 2030 Notes, February 15, 2030 (the date that is two months prior to the maturity date of such Notes), in the case of the 2033 Notes, January 15, 2033 (the date that is three months prior to the maturity date of such Notes), and, in the case of the 2053 Notes, October 15, 2052 (the date that is six months prior to the maturity date of such Notes).

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption (assuming the Notes of such series matured on the Par Call Date).

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360—day year consisting of twelve 30—day months) using a discount rate equal to the Treasury Rate plus, in the case of the 2026 Notes, 5 basis points, in the case of the 2028 Notes, 10 basis points, in the case of the 2030 Notes, 10 basis points, in the case of the 2033 Notes, 15 basis points, and in the case of the 2053 Notes, 15 basis points.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the notice of the redemption based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–

Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the notice of the redemption, H.15 TCM or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such notice of the redemption of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date. If there is no United States Treasury security maturing on the applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding the applicable Par Call Date and one with a maturity date following the applicable Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such

United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

A notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) to each registered holder of the 2026 Notes, the 2028 Notes, the 2030 Notes, the 2033 Notes or the 2053 Notes being redeemed at least 10 days but not more than 60 days before the redemption date.

In the case of a partial redemption, selection of any Note for redemption will be made pro rata, by lot or by such other method as The Bank of New York Mellon Trust Company, N.A., as trustee, in its sole discretion deems appropriate and fair. No Note of a principal amount of $2,000 or less will be redeemed in part . If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount of such Note to be redeemed . A new Note in a principal amount equal to the unredeemed portion of such Note will be issued in the name of the holder of such Note upon surrender for cancellation of the original Note. For so long as the Notes are held by The Depository Trust Company (or another depositary), the redemption of any Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on any Note or portions thereof called for redemption.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and commissions and before offering expenses):	$747,795,000 (2026 Notes) $745,995,000 (2028 Notes) $497,035,000 (2030 Notes) $1,493,250,000 (2033 Notes) $1,484,595,000 (2053 Notes)

Settlement Date:	T+4; April 18, 2023

Joint Book—Running
Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc. Mizuho Securities USA LLC BNP Paribas Securities Corp. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Barclays Capital Inc.
BofA Securities, Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BBVA Securities Inc.
NatWest Markets Securities Inc. Santander US Capital Markets LLC Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc. Standard Chartered Bank
TD Securities (USA) LLC ICBC Standard Bank Plc Loop Capital Markets LLC Academy Securities, Inc. CastleOak Securities, L.P. Guzman & Company
Independence Point Securities LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

D&I Coordinator:	HSBC Securities (USA) Inc.

Selling Restrictions:	European Economic Area, United Kingdom, Canada, Hong Kong, Japan, Korea, Singapore, Switzerland, Taiwan and the United Arab Emirates

CUSIP:	931142 FA6 (2026 Notes)
931142 FB4 (2028 Notes)
931142 FC2 (2030 Notes)
931142 FD0 (2033 Notes)
931142 FE8 (2053 Notes)

ISIN:	US931142FA65 (2026 Notes) US931142FB49 (2028 Notes) US931142FC22 (2030 Notes) US931142FD05 (2033 Notes) US931142FE87 (2053 Notes)

Ratings*:	Ratings for Walmart’s long—term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-251124).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or (iii) Mizuho Securities USA LLC toll-free at 1-866-271-7403.